February 3, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Mr. Louis Gries
James Hardie Industries N.V.
4th Level, Atrium, unit 04-07
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands

Re: 	Form 20-F for the fiscal year ended March 31, 2004
Form 6-K filed December 15, 2004
Form 6-K filed December 21, 2004
File No. 001-15240

Dear Mr. Gries:

      We have reviewed your filing and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE FISCAL YEAR ENDED MARCH 31, 2004

Comments applicable to your overall filing

1. We note that you filed a Form 12b-25 on October 1, 2004
indicating
that you could not file your Form 20-F within the prescribed time period. We further note that you did not file your Form 20-F within
15 days following the due date for the Form 20-F.  Please be advised
that you will not be eligible to use Form F-3 until you have filed in
a timely manner all reports required to be filed for a period of
12
months.  See Instruction A.2 of Form F-3.

2. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable. In addition, please provide to us supplementally the proposed revisions that you will make in response to our comments.

Selected Financial Data, page 2

3. Please provide a reconciliation of adjusted EBITDA to cash flows from operations, as this is the most directly comparable GAAP financial measure to adjusted EBITDA when it is presented as a liquidity measure.

Item 3. Key Information, page 2

Risk Factors, page 5

The Government of the State of New South Wales has announced..., page
7

4. Please quantify the risk to your company with respect to the potential rescission of the cancellation of your A$1.9 billion partly-paid shares so that a reader may assess the magnitude of the risk.

We may incur costs of current and former officers and employees..., page 8

5. Please describe with greater specificity your indemnification obligations and explain the circumstances under which your indemnification obligations could be triggered. In addition, please address the application of your indemnification obligations to the proceedings of the SCI and the other regulatory bodies described in your filing. In this regard, we note your disclosure on page 35 regarding the SCI`s adverse findings against Messrs. Macdonald and Shafron.

Item 4. Information on the Company, page 16

Corporate Restructuring, page 17

6. Please describe with greater specificity your 1998 and 2001 reorganizations, specifically tracing the movement of assets, businesses and subsidiaries, so that a reader can understand the present structure of your company. In this regard, we note your disclosure on page F-7.

7. Please describe the relationship between you and RCI Holdings
Pty
Ltd.

8. Please describe generally the meaning of partly-paid shares as a reader may not be familiar with this type of security. In addition, please describe with greater specificity the terms of the partly-paid shares you held in ABN 60.

Capital Expenditures, page 27

9. We note that you expect the level of your capital expenditures to continue to be substantial. Please describe with greater specificity these expected capital expenditures, including the amount of capital expenditures you expect to incur.

Mines, page 32

10. Please advise us as to whether you have considered Industry
Guide
7.

Special Commission of Inquiry, page 34

11. We note that you state on page 17 that the SCI`s report to the NSW Government supported certain allegations made against you and certain of your personnel. Please describe with greater specificity these allegations and findings, including the adverse findings relating to Messrs. Macdonald and Shafron.

12. We note that you engaged an actuary to determine potential asbestos-related liabilities. We further note that a sensitivity analysis was also prepared. Either identify the actuary and the party that prepared the sensitivity analysis and file their consents or delete any references to them from your filing.

13. Please describe the effects on your company that would result from the rescission of the cancellation of your partly-paid shares in
ABN 60.

14. In your risk factors and your legal proceedings sections, you disclose that the SCI concluded that the establishment of the Foundations was "legally effective" and that no significant liabilities for asbestos claims could likely be assessed directly against JHI NV or other James Hardie entities. On page 35, you cite
"significant hurdles" to establishing liability and "further hurdles" to establishing substantial recovery by potential claimants against the James Hardie entities. In this context, please explain why your company is therefore recommending that shareholders approve the provision of additional funding to compensate future claimants for asbestos-related injuries for which Amaca and Amaba are liable. Please also elaborate on the role of the NSW Government in this regard. For example, why is it necessary that the NSW Government concur in any proposal for James Hardie to provide funding to the Foundations? We may have additional comments upon review of your proposed disclosure.


Item 5. Operating and Financial Review Prospects, page 38

Results of Operations, page 41

15. Given that you may be obligated to pay material amounts as a result of asbestos-related liabilities, revise your filing to provide each of the disclosures required by SAB Topic 5:Y, related to your past asbestos-related activities. Your disclosure should be broken down by country and include the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. Your disclosure should also address historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity. Please revise your disclosure in your financial statements as well.

Liquidity and Capital Resources, page 52

Cash Flow Provided by Operating Activities, page 53

16. Your presentation of net income after adjusting for the gain on disposal of subsidiaries and businesses and the gain on sale of land and buildings represents a non-GAAP measure that is subject to the restrictions and disclosures of Item 10(e) of Regulation S-K.
This
also applies to your discussion in the following sentence of the change between periods in your cash flows from operating activities after further adjustments for non-cash items included in net income.
Please revise your disclosures accordingly. Also, tell us how you met the criteria in paragraph 10(e)(1)(ii)(A) or (B), as applicable, for each period being compared. See paragraph (e) of General Instruction C to Form 20-F.

Capital Requirements and Resources, page 53

17. We note that the purchase obligations in your contractual obligations table on page 56 primarily represent commitments for capital expenditures. Please describe with greater specificity these capital expenditure commitments.

Item 6.  Directors, Senior Management and Employees, page 58

Board Practices and Senior Management, page 58

Standard of Performance, page 59

18. We note that you engaged a consultant to review the performance of your board of directors. Please describe with greater specificity the consultant`s findings and any actions that you have taken in response to these findings.
Recent Developments, page 61

19. Please disclose the reasons why Messrs. Macdonald, Shafron and Zwinkels resigned their positions with you. In addition, it appears that they continue to be engaged by you in certain capacities. Please advise us as to the nature of their responsibilities and the terms of any agreements they may have with you.

Compensation, page 67

20. Please disclose the total amounts you have set aside or accrued to provide pension, retirement or similar benefits. See Item
6.B.2.
of Form 20-F.

Share Ownership, page 75

21. Please add the share ownership of Donald Merkley, David
Merkley
and P.J. Shafron to your table. In this regard, we note that each holds options that are exercisable within 60 days of October 31, 2004.

Option Ownership, page 76

22. Please expand your disclosure to provide vesting and exercisability information for each option.

23. We note that the expiration dates of the options held by Mr.
Macdonald do not match your disclosure on pages 77 and 78. Please reconcile. In addition, please advise us as to whether the options held by Messrs. Morley, Shafron and Zwinkels will expire earlier as a result of their resignations.

Equity Plans, page 77

24. It appears that you have the following equity plans: the three Macdonald Share Option Plans, the 2001 Equity Incentive Plan, the Executive Share Purchase Plan, the Economic Profit Incentive Plan, the Supervisory Board Share Plan and the Key Management Shadow Stock
Incentive Plan. We also note that you do not refer to these plans consistently throughout your filing. For example, see page 69. Please refer to these plans consistently throughout your filing so as not to confuse the reader. In addition, please describe the material terms of each of these plans in this subsection and disclose the amounts issued in past three years under each of these equity plans.





Item 7.  Major Shareholders and Related Party Transactions, page
80

Related Party Transactions, page 82

25. Please disclose whether you have established procedures for the review and pre-approval of all transactions between you and your directors, executive officers and other affiliates.

Item 8.  Financial Information, page 83

26. Please disclose the information required by Item 8.A.8. of Form
20-F.

Item 10.  Additional Information, page 86

27. Please disclose the information required by Item 10.B.2 of Form
20-F.

Item 15.  Controls and Procedures, page 103

28. We note your disclosure stating that your Interim CEO and Interim
CFO have "concluded that, as of such date, [your] disclosure controls and procedures are effective to ensure that information relating to
[you] (including [your] consolidated subsidiaries) required to be disclosed in the reports that [you] file or submit under the Exchange
Act is recorded, processed, summarized and reported within the time periods specified in the applicable SEC rules and forms." This description appears to be based upon the definition of disclosure controls and procedures set forth in Rule 13a-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in the rule. Specifically, the description does not indicate that your disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Please confirm this to us and revise accordingly. Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

Item 16A.  Audit Committee Financial Expert, page 103

29. Please disclose the information required by Item 16A(a)(2) of Form 20-F with respect to independence.




Item 16B.  Code of Ethics, page 103

30. Please describe with greater specificity the revisions and updates you made to your code of ethics in 2003. In addition, please advise us as to whether you have granted any waivers from the provisions of your code of ethics.

Item 16C.  Principal Accountant Fees and Services, page 103

31. Please disclose the information required by Items 16C(a) through
(d) of Form 20-F in this subsection rather than as a cross reference to your financial statements. In addition, please consider providing the information required by these paragraphs in a tabular format. Finally, please disclose the amount of fees incurred with respect to the category "All Other Fees."

32. Please disclose the information required by Item 16C(f) of Form
20-F.

Item 18.   Financial Statements, page 104

33. Please advise us as to the reasons why you have not incorporated by reference pages F-49 through F-51.

Item 19.  Exhibits, page 104

34. Please file as an exhibit each of the following or explain to us why it should not be filed as an exhibit:

* distribution agreements upon which your business is substantially dependent, as referenced on page 10;

* executive share purchase plan;

* economic profit incentive plan;

* key management shadow stock incentive plan;

* revolving loan facility, and any amendments thereto;

* stand-by loan facility, and any amendments thereto;

* consulting agreement with Mr. Macdonald; and

* severance agreement with Mr. Macdonald.

35. It appears that you have filed the consent of your independent registered public accounting firm under the incorrect item number. Please revise accordingly.

36. Please consider re-filing those exhibits that you have incorporated by reference from paper filings and that are not available electronically on EDGAR.

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-7

37. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

	in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

38. Please disclose your accounting policy for shipping and handling costs. In doing so, disclose both the line item in which you include amounts paid by customers to you for shipping and handling and the line item(s) in which you include your actual costs for shipping and handling. If you do not include all of your actual costs for shipping and handling in cost of goods sold, also disclose the amounts of your actual costs for shipping and handling excluded from cost of goods sold for each period presented as required by paragraph
6 of EITF 00-10.

39. Your disclosure that machinery and equipment have estimated useful lives that range from 5 to 27 years is quite broad. Please separately disclose the types of assets that fall in each part of the range.




Note 9 - Retirement Plans, page F-16

40. You use the yield for 10-year high quality investment securities, adjusted to rates at which pension benefits could be effectively settled for your discount rate. Please tell us the yield for 10-year high quality investment securities for each date your discount rate is presented. Please also explain the reasons for each increase you made from the benchmark rate in arriving at the discount rate you used as of each date. Please also tell us how you determined the amount of each increase you made over the benchmark rate was appropriate as of each date. See EITF Topic D-36.

41. Please disclose the information described in the asterisked portions of paragraph 5 of SFAS 132(R) regarding your pensions and other post-retirement benefits.

Note 13 - Product Warranties, page F-21

42. You disclose on page F-10 that your accrual for warranty costs is based upon the relationship of warranty costs to sales. Your sales are increasing from period to period and so are the settlements made in cash or in kind. However, your provision for future warranty costs in each period is substantially less than the settlements made in cash or in kind. In addition, the provision does not appear to be correlated to your increases in sales during those periods.
Please
disclose in your footnotes and your MD&A what happened. Please supplementally provide us with a more detailed description of how you developed the provision recorded in each year your financial statements are presented. Please supplementally provide us with the information shown in the table for the year ended March 31, 2002 as well. Please also tell us in detail why you believe your warranty accrual is adequate as of March 31, 2004 based upon your historical claims.

Note 14 - Claims Against Former Subsidiaries, page F-21

Environmental, page F-21 and Legal, page F-21

43. Supplementally confirm that additional losses related to environmental or legal issues are not reasonably possible or revise your discussion to make each disclosure required by paragraph 10 of
SFAS 5.

Amaca Pty Ltd, Amaba Pty Ltd and ABN 60, page F-21

44. Please provide us with additional information regarding your evaluation of the effect of adopting FIN 46R on the accounting for your relationship with the Medical Research and Compensation Foundation and the ABN 60 Foundation. Please specifically address each of the following:

a.	It appears that an evaluation of whether each Foundation is a variable interest entities was required once James Hardie NV became
"involved with" each Foundation, as defined by note 12 to paragraph 6 of FIN 46R. A number of factors indicate that James Hardie NV may be involved with each Foundation due to pecuniary and contractual interests:

	The non-asbestos indemnity provided to the ABN 60 Foundation;

	The July 14, 2004 recommendation that shareholders approve the provision of an unspecified amount of additional funding to compensate all future claimants for asbestos-related injuries for which Amaca and Amaba are liable;

	The November 5, 2004 unanimous agreement of the Ministerial Council for Corporations to ensure that victims of asbestos-related diseases receive full and timely compensation from James Hardie using legislative reform, if necessary;

	The November 16, 2004 Interim Funding Agreement; and

	The December 21, 2004 Heads of Agreement.

b.	Given that the Medical Research and Compensation Foundation
was
undercapitalized by at least A$1 billion, it appears that at its inception it may have been a variable interest entity subject to consolidation according to paragraph 5(a) of FIN 46R.

c.	The nature of the pecuniary and contractual interests created by
the factors bulleted above may result in an implicit guarantee to each Foundation against suffering losses. Refer to paragraph B10 of
Appendix B to FIN 46R.

d.	The scope exception for non-profit entities under paragraph
4(a)
of FIN 46R may not be applicable as the primary function of each Foundation appears to be to satisfy the asbestos claims related to your pre-reorganization activities.

45. Please tell us in detail how you determined that the amounts you had recorded in your financial statements related to your asbestos liabilities were adequate just prior to your deconsolidation of each
Foundation and other entity discussed under this heading. In doing so, please also be sure to let us know the activity related to the numbers of open cases, new cases and closed cases during each of the last five years and the average settlement per case closed.
Please
also provide us with a summary of the assumptions you used to develop your accrual as of the end of the period just prior to each major deconsolidation.

Special Commission of Inquiry, page F-22

46. Supplementally tell us whether additional losses are reasonably possible as a result of the findings against Messrs. MacDonald and Shafron. If so, revise your discussion to provide each of the disclosures required by paragraph 10 of SFAS 5.

47. Please revise the fourth full paragraph on page F-23 to specify the amount of the shortfall.

48. The Special Commission of Inquiry determined that the net assets of each Foundation were insufficient to meet the related asbestos liabilities. Please tell us how their results compare to the accruals you previously had recorded, including whether they support your previous accrual levels and why or not. Please also explain in summarized form any major differences between the assumptions used in the new study and those used in your previous asbestos accrual determinations. In light of this new information, please tell us whether you still believe that your previous asbestos accruals were adequate.

49. Please provide us with additional information to help us understand the basis for your conclusion, stated in the third paragraph on page F-24, that asbestos-related liabilities are not probable. It is unclear why the unanimous agreement of the NSW Premier, the Australian Attorney-General, the Parliamentary Secretary to the Treasurer and the Ministerial Council for Corporations "to support a negotiated settlement that will ensure that victims of asbestos-related diseases receive full and timely compensation from
James Hardie," using legislative reform if necessary, does not lead to a conclusion that asbestos-related losses are probable.

50. Please provide us with additional information to help us understand the basis for your conclusion, stated in the third paragraph on page F-24, that asbestos-related liabilities are not estimable. Please specifically address why the amount of the shortfall referred to on page F-23 does not provide at least an estimate of the upper limit of your asbestos-related liability.

ABN 60 Indemnity, page F-26

51. Please provide us with additional information to help us understand why you believe no accrual is required related to the indemnity issued to ABN 60 and the interim funding agreement with the
Foundation. It appears the lack of an accrual related to the interim funding agreement is based on an assumption that ABN 60 will release funds to the Foundation following your issuance of the ABN 60 indemnity. Tell us more to help us understand why this is a reasonable assumption.

52. Tell us how your accounting for the indemnity and the interim funding agreement is consistent with the guidance in FIN 45.

Gypsum Business, page F-27

53. If true, please confirm to us that additional losses related to the sale of the gypsum business are not reasonably possible. If such losses are reasonably possible, provide the disclosures required by paragraph 10 of SFAS 5 and any applicable disclosure required by SAB
Topic 5:Y.

Note 15 - Other Operating (Expense) Income, page F-28

54. Please revise your disclosure to separately disclose the amount of the settlement, warranty related costs and product liability costs. Please also provide the disaggregated disclosure of the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. Refer to SAB Topic 5:Y.

Note 16 - Income Taxes, page F-29

55. Tell us more about the nature of the reconciliation line item titled "Benefit from Dutch financial risk reserve regime" on page
F-
30 and the discontinuance of the US/Dutch tax protocol discussed on page F-33.

56. Please tell us whether additional losses related to the audits being performed by the California Franchise Tax Board, the IRS, or the Australian Tax Office are reasonably possible. If so, please provide the disclosures required by paragraph 10 of SFAS 5.

Note 17 - Discontinued Operations, page F-33

ABN 60, page F-35

57. Please supplementally tell us whether the indemnity to the ABN
60
Foundation is limited to claims related to periods prior to the disposal of ABN 60.




Note 26 - Remuneration of Auditors, page F-48

All Other Fees, page F-48

58. Please tell us more regarding the nature of the software you purchased from your independent auditors. Please disclose the amounts paid for such software.

FORM 6-K FILED DECEMBER 15, 2004

59. Please include the disclosures required by Item 100 of
Regulation
G by reconciling EBIT to the most directly comparable GAAP
measure.
When EBIT is presented as a measure of performance, it should be reconciled to net income.  Refer to Question 15 of our June 13,
2003
Frequently Asked Questions Regarding the Use of Non-GAAP Financial
Measures.

FORM 6-K FILED DECEMBER 21, 2004

60. Please tell us how you intend to account for the settlement agreement, including amounts, timing, and whether or not the liability will be discounted.

*	*	*	*

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Scott Watkinson, Staff Accountant, at (202) 942-2926 or, in his absence, Rufus Decker, Accounting Branch Chief, at (202) 942-1774 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 824-5612 or, in his absence, the undersigned at (202) 942-1950 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director
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Mr. Louis Gries
February 3, 2005
Page 1 of 14


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE